February 18, 2011

Via EDGAR

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549

Re:	Coach, Inc. Form 10-K for the year ended July 3, 2010 Filed on August 25, 2010 File No. 001-16153

Dear Mr. Reynolds:

Thank you for the Staff’s February 9, 2011 letter to Coach, Inc. setting forth the Commission’s comments to our Form 10-K for the fiscal year ended July 3, 2010. This letter is being furnished on behalf of Coach, Inc., in response to the Commission’s comments.  As used in this letter, “we,” the “Company” and “Coach” refer to Coach, Inc. unless the context requires otherwise.

For your convenience, we have set forth the text of the Staff’s comments in full followed by our responses.

Form 10-K, filed August 25, 2010

Exhibits

1.
We note that exhibit 10.1 is missing schedules, exhibits or attachments.  Please confirm that you will file this exhibit in its entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K or advise.

Response:

We will re-file with our Form 10-Q for the period ending April 2, 2011, the Revolving Credit Agreement (Exhibit 10.1) in its entirety, including all schedules, exhibits or attachments, and will incorporate the Exhibit by reference in our future Annual Reports on Form 10-K.

516 WEST 34TH STREET NEW YORK, NY 10001  TELEPHONE 212 629 2228

Securities and Exchange Commission
February 18, 2011

DEF 14A, filed September 24, 2010

2.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe in greater detail the process you undertook to reach the conclusion that disclosure is not necessary.

Response:

In 2010, management reviewed our compensation policies and practices and evaluated the degree to which they may motivate any employee, including our Named Executive Officers, to take on inappropriate or excessive risk, and shared its evaluation with the HR Committee.   Factors reviewed in the evaluation included:

•	the overall mix of pay between base salary, short term incentives and long-term equity compensation;

•	the performance metrics used in each program;

•	the range of performance required to earn a payout under each program; and

•	incentive plan components such as maximum payouts, vesting, stock ownership requirements, and clawbacks.

Some of the key factors supporting the conclusions reached below by management and the Committee are described in the Compensation Discussion and Analysis, and are repeated here:

•	capped payouts on all of our incentive plans;

•	use of multiple counterbalancing financial performance criteria in our annual incentive plan;

•	executive and outside director stock ownership requirements and anti-hedging policy;

•	sufficient weight on each component of pay (base salary, short-term incentive and long-term equity compensation);

•	multiple year vesting on stock options, RSUs and PRSUs; and

•	a recently broadened incentive compensation clawback policy.

Securities and Exchange Commission
February 18, 2011

Following due consideration, management and the Committee agreed that:

•	our various compensation programs are aligned to our strategy and objectives;

•	our compensation programs do not encourage inappropriate risk-taking; and that

•	our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on Coach.

As requested in the comment letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments on the above referenced documents as originally filed, and we will comply with the comments received in all future filings, as applicable.  We will be pleased to respond promptly to any requests for additional information.  If you have any further questions, please do not hesitate to call me directly at (212) 629-2228.

Sincerely,

/s/ Todd Kahn

Todd Kahn
Senior Vice President and General Counsel

cc:

Ms. Erin Wilson, Attorney – SEC Division of Corporation Finance
Ms. Pamela Howell, Special Counsel – SEC Division of Corporation Finance
Mr. Lew Frankfort, Chairman and Chief Executive Officer of Coach, Inc.
Mr. Michael F. Devine III, Executive Vice President and Chief Financial Officer of Coach, Inc.